FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 5, 2014

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: November 5, 2014	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

Below is the English version of our MOPS filing on November 5, 2014

Regulation: Published pursuant to Article 2-2 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

SEQ_NO: 1

Date of announcement: 2014/11/05

Time of announcement: 16:10:00

Subject: Announcement of the final settlement relating to the patent infringement lawsuit reached by ASE, ASE's subsidiary, ASE(US), Inc. and Tessera, Inc.

Date of events: 2014/11/05

To which item it meets: article 2 paragraph 2

Statement:

1.	Parties to the legal matter, name of the court, disposing agency, and reference/case numbers of relevant documents:
Parties to the legal matter: Tessera, Inc., Advanced Semiconductor Engineering Inc. and ASE's subsidiary, ASE (US), Inc.
Name of the court: United States District Court for the Northern District of California
Case number: 4:05-CV-04063

2.	Date of occurrence of the event: 2014/11/05

3.	Background and circumstances of the matter (including the property/subject matter under dispute): The final settlement relating to the patent infringement lawsuit has been reached by the parties.

4.
Course and progression of handling of the matter: The parties engaged in further discussion after signing the Term Sheet Agreement in February, 2014.  The representatives of the parties executed the final settlement agreement on October 27, 2014, and then filed the Stipulation and Order of Final Dismissal With Prejudice with the court on October 28, 2014.

5.
Effect on company finances and business and estimated monetary amount of the effect: The settlement amount of US$27,000,000, reduced from the originally agreed settlement amount of US$30,000,000, will be paid in full on or before January 15, 2015.  ASE and Tessera, Inc. will engage in discussions regarding new technical collaboration.  As the original settlement amount of US$30,000,000 has been recognized in the fourth quarter of 2013, and there is a reduction of US$3,000,000 in the settlement amount, the final settlement reached by the parties has no material influence on ASE's net income, finance and business in 2014.

6.	Countermeasures and status of amelioration: None

7.	Any other matters that need to be specified: None